June 11, 2014	Mark R. Busch
D 704.331.7440 F 704.353.3140 mark.busch@klgates.com

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attention: Matthew Jones

Re:                             SEC Comment Letter Dated June 6, 2014
Exact Sciences Corporation Preliminary Proxy Statement Filed May 30, 2014
File No. 001-35092

Ladies and Gentlemen:

On behalf of Exact Sciences Corporation (the “Company”), this letter responds to the comment in the staff’s comment letter dated June 6, 2014.

For ease of review, the staff’s comment is repeated below and immediately followed by the Company’s response.

Proposal 4—Approval of Amendment to Certificate of Incorporation, page 55

1.                                      We note that you have proposed an amendment to your Certificate of Incorporation to increase your authorized common stock from 100,000,000 to 200,000,000 shares.  We also note your statement that the availability of additional shares will permit you to raise capital through equity transactions, but that you have no plans for equity transactions at this time.  For the sake of clarity, please revise to disclose whether you have any plans, arrangements, understandings, etc. to issue any of the newly authorized shares for any purpose.  If such plans exist, please disclose all material information.

In response to comment 1, the Company proposes to add the following disclosures to the proxy statement.  The revisions will be reflected in the definitive proxy statement to be filed by the Company with the SEC on or before the Company commences mailing of the proxy statement.

Insert 1

The underlined and italicized language to be added at the end of the subsection captioned Reasons for the Increase in Authorized Shares contained in the section captioned Proposal 4—Approval of Amendment to Certificate of Incorporation:

June 11, 2014

•                                          Ensure that an adequate number of shares are available for potential future corporate purposes.  An increase in the number of authorized shares of our common stock enables us to have a sufficient number of shares available for a variety of possible future corporate purposes, including but not limited to raising additional capital through future equity transaction and issuance of stock under existing equity compensation plans.  However, we have no plans, arrangements, or understandings to issue any of the newly issued authorized shares for any purpose at this time.

•                                          Enable equity transactions to raise additional capital.  The availability of additional shares of our common stock will permit us to raise capital through equity transactions.  Any such additional capital may be used for a variety of purposes including general corporate and working capital purposes.  However, we have no plans, arrangements or understandings for any equity transactions at this time.

I hereby confirm on behalf of the Company that:

•                                          The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                                          Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                          The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions with respect to this letter, please call the undersigned at (704) 331-7440.

Very truly yours,

/s/ Mark R. Busch

Mark R. Busch

cc: Kevin T. Conroy